Exhibit I-3

(English Language Translation)

Rule 802 Legend

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquirer may purchase securities otherwise than under the share exchange, such as in open market or privately

December 6, 2011

To Whom It May Concern:

SBI Net Systems Co., Ltd.
1-1 Ichigaya-honmuracho, Shinjuku-ku, Tokyo
Masaaki Uchiyama, Representative Director and President

Announcement Regarding Share Exchange

Our company (the “Company”) hereby announced today that on October 26, 2011, the Board of Directors adopted a resolution to make the Company a wholly-owned subsidiary of SBI Holdings Co., Ltd. (head office: 1-6-1 Roppongi, Minato-ku, Tokyo) through a share exchange (the “Share Exchange”) effective February 1, 2012.

The Share Exchange is conditioned on the adoption of a resolution approving the agreement of the Share Exchange at an extraordinary meeting of shareholders of the Company scheduled for December 21, 2011.

In association with the Share Exchange, shareholders who will demand that the Company purchase their shares or the Company pursuant to Article 785, Paragraph 1 of the Companies Act should notify the Company in writing accordingly, indicating the number of shares for which purchase is demanded, during the period from 20 days prior to the effective day of the Share Exchange to the day before the effective day.

In conjunction with such notice, shareholders are requested to ask the account management institutions keeping custody of your shares (e.g., your securities firm) to serve as agent for submission of an individual shareholder notice and to transfer the shares for which purchase is demanded to the account specified below.

If transfers to the account specified below are not completed by January 31, 2012, because of practical reasons in the share transfer procedures, it may not be possible for you to exercise your right to demand purchase of shares. Therefore, please make the transfer request to your account management institution by about January 20, 2012, however, as the actual time required may vary among account management institutions, please confirm the time with your account management institution. This procedure is necessary to ensure that shareholders can exercise their rights with certainty.

If you have any questions concerning these procedures, please contact the Management Planning Division of the Company at 03-5206-3081.

Account holder:	SBI Net Systems Co., Ltd.
Subscriber account code:	0 0 2 8 9 7 0 0 0 8 7 8 9 6 9 0 0 0 0 0 1

(End of document)

I-3-1